July 14, 2010
Mr. Howard Efron
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mack-Cali Realty Corporation Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 11, 2010 File No. 1-13274
Dear Mr. Efron:
     On behalf of Mack-Cali Realty Corporation (the “Company”), in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, File No. 1-13274 (the “Report”), I respectfully submit this letter in response to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 30, 2010 (the “Comment Letter”). For convenience of reference, each comment is recited in bold face type and is followed by the Company’s response thereto. Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Report.
Form 10-K for the fiscal year ended December 31, 2009
Property List, page 18
1.	We note your disclosure of land and leasehold interests on your balance sheet. It appears that some of your properties are located on land that is leased to you. If so, please identify the listed properties that are held pursuant to a leasehold interest or explain why such information is not material. If you identify such properties, please confirm that you will also provide such information in future filings.
Response:
     As of December 31, 2009, 13 of the Company’s rental properties were located on land leased to us. The aggregate net book value of the leasehold interests as of year end was approximately $13 million, or 1.7 percent of the Company’s total Land and leasehold interests as of year end. Although we do not consider our leasehold interests material, the Company intends in future filings to footnote those properties located on land leased to us included in Part I: Item 2: Properties.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 45
2.	We note that you have recorded impairment losses on rental property of $16.6 million in the fiscal year ended December 31, 2009 and no comparable charges for each of the two prior years. Additionally, we note that the charges taken during 2009 related to a single office property in New Jersey. In light of 9.3 percent decrease in rental rates during 2009 that were incurred when re-leasing space, the risk that leasing pressures will persist such that when properties come off-lease that market rates may continue to be lower, and other effects of the current economic environment, please tell us in greater detail how you determine if events or circumstances have occurred that indicate that there may be an impairment to your properties. In your response, please specifically address how your assumptions for impairment testing may have been adjusted in response to your consideration of the current economic environment and show us the expanded disclosure that you intend to present in future filings.
Response:
     The Company generally intends to hold its rental property for the long-term and therefore each rental property is considered as “held and used” when evaluating impairment under ASC 360-10. On a periodic basis, management reviews its individual rental properties to determine if events or changes in circumstances indicate the need to assess the potential for impairment. In addition to identifying any specific circumstances which may affect a property or properties, management also considers various other criteria. The criteria considered by management include low leased percentages, significant near-term lease expirations, recently acquired properties, current and historical operating and/or cash flow losses, near-term mortgage debt maturities, and other factors that might impact the Company’s intent and ability to hold the property.
     For those properties that meet management’s criteria, there is a two-step approach to assessing potential impairment. In Step 1, management estimates the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property and compares the estimate to the property’s carrying value to determine if its carrying value is recoverable. The Company estimates the aggregate cash flows expected to be generated using cash flows from in-place leases and assumptions including anticipated leasing activity, estimated rental rates on new and renewal leases, expected costs of lease signings, projected property operating costs, estimated residual value and anticipated holding period. The Company’s disclosure that its rental rates on space that was re-leased decreased an average of 9.3 percent for 2009 compared to leases in effect under the prior leases is one of the factors considered by management. Factors considered in developing cash flow assumptions include management’s experience in its local real estate markets and the anticipated effects of current economic conditions. As a result, over the past several years, management has adjusted its cash flow assumptions, including decreased market rental rates, increased downtime between leases, and decreased renewal probabilities.

     If management concludes in Step 1 that the carrying value of the property will not be recoverable, then in Step 2, the Company recognizes an impairment loss to reduce the carrying value of the property to its estimated fair value.
     Although the Company’s 105 Challenger property did not qualify as “held for sale” as of December 31, 2009, management anticipated that it was probable that the Company would transfer title to the property to the lender some time in 2010. Accordingly, the expected holding period for the property was relatively short, thereby causing management to evaluate this property for impairment. In evaluating the property for impairment, management concluded that the property failed Step 1 because the Company did not expect to recover the property’s carrying value. In Step 2 of its impairment evaluation, the Company wrote down the 105 Challenger property to its estimated fair value. Management notes that this amount was below the carrying amount of the related mortgage debt balance and that upon the transfer of the property to the lender in 2010, the Company will be recognizing a gain on the disposition reflecting the difference between the adjusted carrying value of the property and the carrying value of the debt.
     Based on the recommendation of the Staff, the Company intends to include the following expanded disclosure in future filings. Underlined text reflects changes from the disclosure included in the Report:
     “On a periodic basis, management assesses whether there are any indicators that the value of the Company’s rental properties may be impaired. In addition to identifying any specific circumstances which may effect a property or properties, management considers other criteria for determining which properties may require assessment for potential impairment. The criteria considered by management include reviewing low leased percentages, significant near-term lease expirations, recently acquired properties, current and historical operating and/or cash flow losses, near-term mortgage debt maturities or other factors that might impact the Company’s intent and ability to hold the property. A property’s value is impaired only if management’s estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property is less than the carrying value of the property. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the property over the fair value of the property. The Company’s estimates of aggregate future cash flow expected to be generated by each property are based on a number of assumptions. These assumptions are generally based on management’s experience in its local real estate markets and the effects of current market conditions. The assumptions are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, changes in market rental rates, and costs to operate each property. As these factors are difficult to predict and are subject to future events that may alter management’s assumptions, the future cash flows estimated by management in its impairment analyses may not be achieved, and actual losses or impairments may be realized in the future.”

Financial Statements
4. Investments in Unconsolidated Joint Ventures
Mack-Green-Gale LLC/Gramercy Agreement, page 80
3.	We note that as a result of the Gramercy Agreement, a reconsideration event occurred whereas management determined that the Portfolio entities were variable interest entities for which OPLP was not determined to be the primary beneficiary. Please provide a summary of management’s analysis supporting their position that these entities were variable interest entities and that OPLP was not the primary beneficiary. Additionally, please tell us how the adoption of FAS 167 affected your analysis, especially in light of the management, leasing, and construction services you perform for the Portfolio Properties.
Response:
     Based on the terms of the Gramercy Agreement, management concluded that Gramercy held a variable interest in the Portfolio Entities when the reconsideration event occurred. The variability of the proceeds that Gramercy may receive at maturity was a clear indication that Gramercy held a variable interest in the Portfolio Entities.
     The Portfolio Entities were determined to be variable interest entities (“VIEs”) pursuant to the provisions of paragraph 5, item (a) of FIN 46(R). This determination was evidenced by the fact that the total equity investment at the reconsideration date was not sufficient to permit the Portfolio Entities to finance their own activities without additional financial support as there was insufficient equity in these entities at the reconsideration date, and the Portfolio Properties did not have enough available cash nor projected cash flow to finance their operations and/or meet their obligations as they mature.
     As of the date of the reconsideration event, the Company analyzed the possible expectations for these VIEs and concluded that Gramercy would be absorbing substantially all of the downside risk of the Portfolio Entities, primarily as a result of: (i) the payment of debt service to Gramercy being subordinate to the payment of operating expenses by the Portfolio Entities (i.e. interest at the pay rate is payable only out of funds generated by the Portfolio Properties and only to the extent that the Portfolio Properties’ operating expenses have been paid); and (ii) Gramercy controlling the ultimate disposition of the Portfolio Properties, including obtaining the properties through a deed in lieu of foreclosure (i.e. Gramercy would receive the equivalent of the fair value of the Portfolio Properties in satisfaction of the allocated amount due for such Portfolio Properties at maturity, even in the event that any or all of the Portfolio Properties have declined in value since the reconsideration event). Based on the Company’s analysis, Gramercy was determined to be the primary beneficiary of the Portfolio Entities based on their absorption of the majority of the economic risk and their rights with respect to, and control of, the entities. Accordingly, it was determined that the OPLP was not the primary beneficiary.

     In regards to management’s consideration of the Portfolio Entities pursuant to the Company’s adoption of FAS 167 after the reconsideration event, the Company continues to perform management, leasing, and construction services for the Portfolio Properties at terms similar to those of other third-party agreements. These services are primarily administrative in nature as they do not provide the Company power to direct matters that most significantly impact the economic performance and activities of the VIEs (i.e. approvals of leases, budgets, and property dispositions, etc.) as such decisions reside with Gramercy.
Signatures
4.	In future filings, please identify your principal accounting officer or controller. To the extent that Barry Lefkowitz serves as your principal accounting officer or controller, please identify him as serving this role. Please tell us how you intend to comply.
Response:
     Barry Lefkowitz is the Company’s Executive Vice President and Chief Financial Officer and in that capacity he serves as the Company’s principal accounting officer. The Company will revise future filings to identify Mr. Lefkowitz as the Company’s principal accounting officer.
Exhibits
5.	We note that you have incorporated by reference the forms of various agreements rather than executed agreements. For example only, please see Exhibits 10.101, 10.129, 10.130 and 10.151 through 10.155. Please tell us why you have not filed executed copies of these agreements to the extent such executed versions continue to be material contracts. Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.
Response:
     We note Item 601(a)(4) requiring that all material contracts must be filed as an exhibit to Form 10-Q or Form 10-K as applicable, and we further note that, pursuant to Instruction 1, the Company would be permitted to file forms of contracts or other documents when the terms are substantially identical in all material respects with a filed document. The Company respectfully submits that the forms of agreements filed in lieu of executed agreements were, in each instance, identical in all material respects to the final executed documents and no material information was omitted from the filings. Beginning with the Company’s annual report on Form 10-K for the year ended December 31, 2010, to the extent that any forms of agreements previously filed as material contracts continue to be material to the Company, the Company will file execution copies of such material contracts and will, in all future filings, file executed agreements rather than forms.

Comments on Proxy Statement
Election of Directors, page 5
6.	It appears that the only business experiences you have provided for Messrs. Bernikow and Tese during the previous five years are their directorships. To the extent that they engaged in other business activities during the past five years, please provide us with a discussion of such experience for each director nominee. Please refer to Item 401(e) of Regulation S-K and provide similar disclosure in future filings as applicable.
Response:
     In response to the Commission Staff’s comment, we have undertaken a review of the business experience and backgrounds of Messrs. Bernikow and Tese and concluded that the principal occupations and employment during the past five years for each of Messrs. Bernikow and Tese consist entirely of their respective directorships and other civic and philanthropic activities disclosed in their biographies contained in the Company’s definitive proxy statement on Schedule 14A as filed with the Commission on April 20, 2010. We do, however, note that since November 2006, Mr. Bernikow has served as Senior Advisor of Barington Capital Group, L.P., an employee owned hedge fund sponsor. Although we do not consider this business relationship to be a principal occupation or employment, the Company will revise future filings to include disclosure of Mr. Bernikow’s experience with Barington Capital Group, L.P.
Directors and Executive Officers, page 8
7.	We note your disclosure of the directorships for Messrs. Berger, Cali, Gantcher, William Mack, and Reid from the past five years. To the extent that they engaged in other business activities during the past five years, please provide us with a discussion of such experience for each director. Also, please clarify the year David Mack commenced his employment with the Mack Company and the year Irvin Reid began his second stint as a member of the audit committee. Please provide similar disclosure in future filings as applicable.
Response:
     In response to the Commission Staff’s comment, the Company has undertaken a review of the business experience and backgrounds of Messrs. Berger, Cali, Gantcher and William Mack and Dr. Reid, and concluded that the principal occupations and employment for each such director during the past five years consist entirely of their respective directorships, business activities and other civic and philanthropic activities disclosed in their biographies contained in the Company’s definitive proxy statement on Schedule 14A as filed with the Commission on April 20, 2010.

     David Mack commenced his employment with the Mack Company in 1966. The Company will revise future filings to disclose this fact. When Dr. Reid stepped down as Chairman of the Audit Committee in 2002, he did not cease to be a member of the Audit Committee and has continued to serve as a member of the Audit Committee through the date hereof. The Company will clarify in future filings that Dr. Reid has served on the Audit Committee continuously since 1994.
Analysis of 2009 Performance, page 31
8.	We note that the committee considered your operating fundamentals, stockholder return, risk management, and financing transactions in determining the compensation awarded to your named executive officers. The disclosure in this section does not appear to fully discuss how you considered factors (i) — (x) on pages 27 and 28. Please tell us the considerations and analyses of those factors that lead the amounts awarded to each named officer. Where a factor involves quantitative measures, even if no hard target is set, please quantify such measures. As applicable, please provide similar disclosure in future filings.
Response:
     As noted on pages 27 and 28 of the Proxy Statement, the Committee established the 2009 Performance Criteria identified as items (i) — (x) on pages 27 and 28 of the Proxy Statement as flexible performance criteria for 2009. The 2009 Performance Criteria were intended to serve as advance guidelines for the Committee to determine the vesting of the 2009 portion of multi-year performance-based restricted stock awards made to our named executive officers. The 2009 Performance Criteria could also, but were not required to, be considered in connection with other short-term and long-term incentive compensation decisions made by the Committee for 2009. Consistent with past practice and its intent to establish flexible performance criteria, the Committee did not establish any specific, fixed performance targets or other quantitative objectives relating to the 2009 Performance Criteria at the beginning of the 2009 fiscal year.
     Instead, in connection with the year-end decision making process with respect to the foregoing compensation items, the Committee, with the assistance of its compensation consultant, engaged in an analysis of the Company’s actual performance results for 2009 in relation to the 2009 Performance Criteria. Specifically, in addition to consideration of the operating fundamentals, stockholder return, risk management and financing transactions described on page 31 of the Proxy Statement, which the Committee considered to be the most important, the following items were considered by the Committee in its evaluation of the Company’s 2009 performance (although, given the flexible nature of the 2009 Performance Criteria, the Company does not consider the additional items to be material information that is necessary to an investor’s understanding of the Company’s 2009 compensation policies and decisions):
     (i) the improved strength of the Company’s balance sheet resulting from the decrease in the ratio of the Company’s total debt to total market capitalization from 52.58% as of December 31, 2008 to 43.68% as of September 30, 2009 and zero balance under the Company’s $775 million revolving credit facility;

     (ii) that the one-year projected growth rate in the Company’s funds from operations for 2009 was at approximately the 50th percentile of its peer group companies;
     (iii) that the Company successfully maintained its investment grade credit ratings;
     (iv) that the Company’s stock price increased by approximately 23.6% from December 31, 2008 to October 28, 2009 and that Company’s total shareholder return was approximately 34.57% over the same period;
     (v) that the total compensation of the Company’s named executive officers was within the median range of total compensation paid to executives at the Peer Group REITs, as noted on Page 29 of the Proxy Statement; and
     (vi) that the Company’s 2009 performance was at or above levels established in the 2009 budget.
     Based on its evaluation of the items noted on page of 31 of the Proxy Statement and the additional items listed above, the Committee determined that the Company achieved its flexible performance criteria for 2009. Consequently, as noted on pages 28 and 36 of the Proxy Statement, the Committee declared that the 2009 vesting criteria in respect of the multi-year performance-based restricted stock awards were satisfied (in the amounts of 15,093, 6,289, 5,031, 5,031 and 3,144 shares for Messrs. Hersh, Lefkowitz, Grossman, Yeager and Thomas, respectively) and authorized the payment of related tax gross-ups. In addition, although the achievement of the 2009 Performance Criteria did not entitle the Company’s named executive officers to any formulaic bonus amounts or other compensation for 2009, as a result of such achievement, the Committee determined that it was appropriate to make discretionary grants to the named executive officers of cash bonuses (in the amounts of $1,000,000, $505,000, $495,000, $495,000 and $400,000 to Messrs. Hersh, Lefkowitz, Grossman, Yeager and Thomas, respectively) and restricted stock bonuses (in the amounts of 25,000, 10,455, 9,697, 9,697 and 6,818 shares to Messrs. Hersh, Lefkowitz, Grossman, Yeager and Thomas, respectively), as described on pages 28 and 33-37 of the Proxy Statement.
     In future filings, as applicable, we will provide appropriate disclosure regarding the considerations and analyses of the factors that lead to the amounts awarded to each named executive officer, including any quantitative measures, in accordance with the requirements of Item 402 of Reg. S-K.
     On behalf of the Company, I hereby confirm that the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions or wish to discuss this matter further, please do not hesitate to contact me at 732-590-1000.

Very truly yours,
/s/ Barry Lefkowitz
Barry Lefkowitz
Executive Vice President and Chief Financial Officer